UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 1)*

Network Engines, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64121A-10-7

(CUSIP Number)

December 23, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒	Rule 13d-1(b)
☒	Rule 13d-1(c)
❒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64121A-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	55	SOLE VOTING POWER
	66	SHARED VOTING POWER 4,375
	77	SOLE DISPOSITIVE POWER
	88	SHARED DISPOSITIVE POWER 4,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 64121A-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	55	SOLE VOTING POWER
	66	SHARED VOTING POWER 4,375
	77	SOLE DISPOSITIVE POWER
	88	SHARED DISPOSITIVE POWER 4,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 64121A-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	55	SOLE VOTING POWER
	66	SHARED VOTING POWER 3,698 (1)
	77	SOLE DISPOSITIVE POWER
	88	SHARED DISPOSITIVE POWER 3,698 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1) See response to Item 4.

CUSIP No. 64121A-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	55	SOLE VOTING POWER
	66	SHARED VOTING POWER 3,698 (1)
	77	SOLE DISPOSITIVE POWER
	88	SHARED DISPOSITIVE POWER 3,698 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1) See response to Item 4.

CUSIP No. 64121A-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	55	SOLE VOTING POWER
	66	SHARED VOTING POWER 4,375
	77	SOLE DISPOSITIVE POWER
	88	SHARED DISPOSITIVE POWER 4,375
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 64121A-10-7

Introductory Statement

The purpose of this statement, dated December 23, 2009, which constitutes Amendment No. 1 to the Schedule 13G, filed with the Securities and Exchange Commission on February 6, 2009, is to disclose that (i) Trinad Capital Master Fund, Ltd. no longer holds a reportable position Network Engines, Inc. a Delaware corporation (the "Issuer"); and (ii) Jay Wolf is no longer involved in the management of the portfolio investments of Trinad Capital Master Fund, Ltd., including the Issuer’s securities.

Item 1.

(a) Name of Issuer

Network Engines, Inc. a Delaware corporation (the "Issuer");

(b) Address of Issuer's Principal Executive Offices

25 Dan Road, Canton, Massachusetts 02021

Item 2.

(a) Name of Person Filing

Trinad Capital Master Fund, Ltd.
Trinad Capital LP
Trinad Management, LLC
Trinad Advisors II, LLC
Robert S. Ellin

 (b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(c) Citizenship

Trinad Capital Master Fund, Ltd. - Cayman Islands

Trinad Capital LP - Delaware

Trinad Management, LLC - Delaware

Trinad Advisors II, LLC - Delaware

Robert S. Ellin - United States

 (d) Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

(e) CUSIP Number

64121A-10-7

CUSIP No. 64121A-10-7

Item 3.

Not Applicable

Item 4. Ownership

(a)	Amount beneficially owned:

Trinad Capital Master Fund, Ltd	4,375
Trinad Management, LLC	4,375
Trinad Capital LP	3,698(1)
Trinad Advisors II, LLC	3,698(1)
Robert S. Ellin	4,375

(1) As of December 31, 2009, Trinad Capital LP (the owner of 84.53%% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (the general partner of Trinad Capital LP), are each deemed the beneficial owner of 84.53%% of the shares of the 4,375 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

(b)	Percent of Class

Trinad Capital Master Fund, Ltd	0.0%
Trinad Management, LLC	0.0%
Trinad Capital LP	0.0%
Trinad Advisors II, LLC	0.0%
Robert S. Ellin	0.0%

The percentages used herein and are calculated based on 41,994,009 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 10, 2009, in the Issuer's Form 10K, as filed with the Securities and Exchange Commission on December 14, 2009.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
0

(ii)	Shared power to vote or to direct the vote:
4,375

(iii)	Sole power to dispose or to direct the disposition of:
0

(iv)	Shared power to dispose or to direct the disposition:
4,375

CUSIP No. 64121A-10-7

Trinad Management, LLC serves as investment adviser to Trinad Capital Master Fund, Ltd. and Trinad Capital LP. By reason of such relationship Trinad Management, LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned directly by Trinad Capital Master Fund, Ltd. Trinad Management, LLC disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin serves as portfolio manager and the managing member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. Trinad Advisors II, LLC is the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.  By reason of such relationships Robert S. Ellin may be deemed to share voting and dispositive power over the shares of common stock listed as beneficially owned by Trinad Capital Master Fund, Ltd. Robert S. Ellin disclaims beneficial ownership of the shares of common stock listed as beneficially owned by Trinad Capital Master Fund, Ltd. or any other person reporting on the schedule.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Be Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution Of Group:

Not Applicable.

Item 10. Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having a purpose or effect.

Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of January 8, 2010, by and among Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin.

CUSIP No. 64121A-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: January 8, 2010		Date: January 8, 2010

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company
By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: January 8, 2010		Date: January 8, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: January 8, 2010

--------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 64121A-10-7

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: January 8, 2010		Date: January 8, 2010

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company
By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: January 8, 2010		Date: January 8, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: January 8, 2010